Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898


[GRAPHIC OMITTED]                                                 PRESS RELEASE

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            eXpeTel Communications Chooses DSET Gateways and Services

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Bridgewater, NJ - January 15 - (Nasdaq: DSET) - DSET Corporation announced today that eXpeTel Communications will deploy DSET electronic-bonding gateways to automate the pre-order process and the ordering of local phone lines for new customers. One of the fastest growing regional competitive telecommunications providers in the Southeastern U.S., eXpeTel will use the DSET ezPreOrder and ezLocal gateways to interconnect with trading partners that include BellSouth and Qwest Communications.

The DSET gateways were acquired by eXpeTel in December 2001 under DSET's gateway rental plan. The ezLocal gateway will also interface with billing software from SCBI to reduce order-entry keystrokes by some 80 percent, giving eXpeTel virtually total flow-through order processing.

eXpeTel, which entered the CLEC business in early 2001, is rapidly evolving into a full-service provider of local telephone, long-distance, and data services for homes and businesses. The DSET gateways will facilitate the provisioning of voice and data lines for eXpeTel's rapidly growing customer base.

DSET will also provide eXpeTel with maintenance and change-management services relating to the gateways. The change-management services will ensure continuously efficient interconnection between eXpeTel and its trading partners should a trading partner change any unique data requirement affecting interconnection.

"Our primary reasons for choosing DSET's gateways included their range of features and ease of integration with other key OSSs," said Wade Spooner, president and chief executive officer of eXpeTel. "Automating the pre-order and ordering processes with these products will help us provide the quality of service essential for winning and keeping customers. The integration of DSET software with our billing system will also provide the current and future back-office capacity we need to sustain rapid growth and maintain significant operational efficiencies."

"Although there have been dramatic changes in the telecommunications market over the past year, some competitive service providers are now looking at the possibility of implementing electronic-bonding gateways that will improve their chances of taking

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business away from the large incumbents, such as BellSouth or Qwest," said Bill
McHale, DSET's president, chief executive officer, and chairman of the board. "We are very pleased that eXpeTel embraced the value that our solution provides as they streamline their provisioning processes."

About eXpeTel

eXpeTel Communications serves customers in the state of Mississippi and is growing rapidly throughout the BellSouth operating territory. A full-service provider of telecommunications products, eXpeTel offers an array of services, including local and long-distance telephone services, high-speed Internet access, and commercial voice and data services. A key element of the company's strategy for success is not being captive to its own network and limiting fixed overhead costs. More information about eXpeTel Communications can be accessed on the Internet at www.expetel.com.

About DSET

DSET Corporation is a supplier of electronic-bonding gateways that enable communications providers to implement electronic Trading Partner Networks
(TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. The company also offers provisioning and activation solutions for IP-based services such as virtual private networks (VPNs) at a fraction of the cost and time of conventional methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x



DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500 Ext.
                 1366, e-mail: dmaskevi@dset.com


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Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net



DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus is filed with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement/prospectus.